November 26, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
4 Southbury
144 Loudoun Road
London, NW8 0RY
United Kingdom

       Re: Tavia Acquisition Corp.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed November 22, 2024
           File No. 333-280275
Dear Kanat Mynzhanov:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1 filed November 22, 2024 General

1. We note that Exhibit 4.3, the rights agreement, contains an exclusive forum provision for the rights. Please add disclosure of this provision in the prospectus.
 November 26, 2024
Page 2

      Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at
202-551-6614 or Pam Howell at 202-551-3357 with any other questions.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jason Simon, Esq.